UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of Aug,2026

Commission File Number 001-42656

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Grupo Cibest S.A.
(Translation of registrant’s name into English)

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Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo CIBEST S.A. (Registrant)

Date Aug,10,2026	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

August 10, 2026
Medellin, Colombia

EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING NOTICE

The presidency of Grupo Cibest S.A. (“Grupo Cibest”) hereby calls the shareholders to the Extraordinary General Shareholders’ Meeting, which will take place, in person, on August 26, 2026, at 8:00 a.m., at the administrative offices of Grupo Cibest, located at Carrera 48 No. 26-85, Torre Sur, 11th Floor, in the city of Medellín.

The proposed agenda for the meeting is as follows:
1Verification of quorum
2Reading of the agenda
3Election of the committee for vote tabulation, approval, and execution of the minutes
4Partial change in the allocation of the occasional reserve and extraordinary distribution of dividends

Shareholders may be represented at the Shareholders’ Meeting by proxy granted in writing, in accordance with applicable law. In order to facilitate admission to the Shareholders’ Meeting and the registration process, we recommend sending a scanned copy of the proxy to the following e-mail address: asamblea.cibest@grupocibest.com.co no later than August 25 at 3:00 p.m.

Proxies may not be granted to employees of Grupo Cibest or to persons directly or indirectly affiliated with the management of the Company.

Information regarding the proposals to be submitted for consideration by the Shareholders’ Meeting will be available on the Company’s website at www.grupocibest.com, in accordance with the provisions of our Corporate Governance Code.

We invite our shareholders to visit www.grupocibest.com to remain continuously informed of matters related to the Shareholders’ Meeting.

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Management of the Company confirms that all required processes and authorizations needed for the general shareholder’s meeting notice were performed or obtained.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
ir@Grupocibest.com.co	ir@Grupocibest.com.co

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